SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem Netherlands Finance B.V. announces early results of cash tender offer for any and all of its outstanding Subordinated Resettable Fixed Rate Notes due 2081

São Paulo, Brazil – October 21, 2024 – Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance” or the “Offeror”) today announces the early results as of 5:00 p.m., New York City time, on October 21, 2024 (the “Early Tender Date”) of its previously announced offer to purchase for cash any and all of the outstanding Subordinated Resettable Fixed Rate Notes due 2081 (the “Notes”) issued by Braskem Netherlands Finance (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the previously announced offer to purchase dated October 7, 2024 (the “Offer to Purchase”).

The Offeror has been advised by the information and tender agent that, as of the Early Tender Date, the amount of Notes set forth in the table below were validly tendered and not validly withdrawn. As set forth in the table below, the Notes validly tendered and not validly withdrawn as of the Early Tender Date will be accepted for purchase.

The following table summarizes the early results of the Offer.

Title of Security	Security Identifiers	Principal Amount Tendered and Accepted	Early Tender Payment	Tender Offer Consideration	Total Consideration(1)
Subordinated Resettable Fixed Rate Notes due 2081	CUSIP: 10554T AF2 / N15516 AF9 ISIN: US10554TAF21 / USN15516AF97	US$368,564,000	US$50.00	US$966.25	US$1,016.25

(1)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Date and accepted for purchase. The Total Consideration includes an early tender payment of US$50.00 for each US$1,000.00 principal amount of Notes due to holders of the Notes who validly tendered and did not validly withdraw Notes at or prior to the Early Tender Date. In addition, Accrued Interest will be paid in cash.

Holders who validly tendered and did not validly withdraw their Notes at or prior to the Early Tender Date, in the manner described in the previously announced Offer to Purchase, will be eligible to receive the Total Consideration, which includes the Early Tender Payment, plus Accrued Interest.

The Total Consideration for each US$1,000.00 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase pursuant to the Offer will be US$1,016.25 (the “Total Consideration”), which includes the consideration of US$966.25 (the “Tender Offer Consideration”) and an early tender payment equal to US$50.00 (the “Early Tender Payment”).

Holders whose Notes are accepted for payment as of the Early Tender Date pursuant to the Offer will be paid accrued and unpaid interest on the Notes (“Accrued Interest”) up to, but excluding, the Early Settlement Date. The Offeror will not pay Accrued Interest for any periods following the Early Settlement Date in respect of any Notes accepted in the Offer as of the Early Tender Date. Accrued Interest on Notes accepted in the Offer as of the Early Tender Date will cease to accrue on the Early Settlement Date. The Early Settlement Date will be October 22, 2024, or as promptly as practicable thereafter (the “Early Settlement Date”).

Withdrawal rights with respect to tendered Notes terminated on the Early Tender Date. Accordingly, following the Early Tender Date, Notes validly tendered, including Notes tendered prior to the Early Tender Date and Notes tendered thereafter, may no longer be validly withdrawn except in certain limited circumstances where additional withdrawal rights are required by applicable law.

The Offeror has retained Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Santander US Capital Markets LLC and SMBC Nikko Securities America, Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offer. The full details of the Offer, including complete instructions on how to tender Notes, are included in the previously announced Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the previously announced Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the previously announced Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (800) 207-3159 (US toll free) or in writing at braskem@dfking.com.

Questions about the Offer may be directed to Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect); Itau BBA USA Securities, Inc. by telephone at +1 (888) 770-4828 (toll free) or +1 (212) 710-6749 (collect); Morgan Stanley & Co. LLC by telephone at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect); Santander US Capital Markets LLC by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect), or by e-mail at AmericasLM@santander.us; and SMBC Nikko Securities America, Inc. by telephone at +1 (888) 284-9760 (toll free) or +1 (212) 224-5163 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the previously announced Offer to Purchase. The Offer is not being made to, nor will the Offeror accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of the Offeror.

None of the Offeror, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of the Offeror, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the previously announced Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the previously announced Offer to Purchase.

About Braskem Netherlands Finance

Braskem Netherlands Finance, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, is a wholly-owned subsidiary of Braskem Netherlands B.V. Braskem Netherlands Finance was established primarily to act as a finance subsidiary of Braskem S.A.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that Braskem expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the sections titled “Risk Factors” in Braskem’s annual report on Form 20-F for the year ended December 31, 2023 and Braskem’s report on Form 6-K including certain information regarding Braskem and, without limitation, Braskem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six-month periods ended June 30, 2024 and 2023, furnished to the SEC on October 7, 2024. All forward-looking statements attributable to Braskem or the Offeror are expressly qualified in their entirety by such risk factors. The forward-looking statements that the Offeror makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Offeror assumes no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that the Offeror makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

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DISCLAIMER

This press release must be read in conjunction with the previously announced Offer to Purchase. This announcement and the previously announced Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offer.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.